July 30, 2009

VIA EDGAR AND HAND DELIVERY

Daniel L. Gordon

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549

Re:	DuPont Fabros Technology, Inc.

Form 10-K for the year ended December 31, 2008

Form 10-Q for the quarter ended March 31, 2009

File No. 1-33748

Dear Mr. Gordon:

Reference is made to your letter, dated July 13, 2009, regarding comments made by the Staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the above referenced filings. This letter repeats the comments in the Staff’s letter in bolded typeface followed by a response prepared by management of DuPont Fabros Technology, Inc. (the “Company” or “we”). We have also sent to your attention courtesy copies of this letter.

Form 10-K for the Year Ended December 31, 2008

Tenant Diversification, page 6

1.	We note your disclosure on pages 6 and 70 that you have only two tenants that account for more than 10% of your consolidated revenue. For those tenants that account for 10% or more of your annualized base rent or total kW capacity, please tell us the principal provisions of their leases, including rental per annum, expiration date, and renewal options. Please confirm that you will provide similar disclosure in future filings.

COMPANY RESPONSE: For each of our two tenants that account for 10% or more of our consolidated revenues, set forth below are the principal provisions of the leases, including rental per annum, expiration date, and renewal options. We confirm that we will include similar information in our future applicable filings, including our annual reports on Form 10-K.

Revenues from Microsoft Corporation, which were $58.3 million in 2008, and Yahoo! Inc., which were $63.6 million for 2008, each accounted for greater than 10% of our 2008 consolidated revenues. We have two leases with one of the tenants, with expiration dates of these leases ranging from 2012 to 2018 and options to renew these leases for periods ranging from 8 to 16 years. We have three leases with the other tenant, with expiration dates of these leases ranging from 2010 to 2019 and options to renew these leases for five years.

Risk Factors, page 12

2.	Please provide a risk factor that addresses the possibility that you may have REIT taxable income in excess of income from operating activities, which would require you to fund distributions from other sources in order to maintain your qualification as a REIT. Describe all other possible sources of funds for distributions, such as proceeds from the sale of assets or borrowings. Discuss the risks associated with using funds other than income from operations to fund your distribution payments. Provide this disclosure in future filings and include draft disclosure with your response letter.

COMPANY RESPONSE: Based on information currently available to us, we do not believe that REIT taxable income will exceed income from operating activities for the next several years. Therefore, we respectfully submit that, at this time, we do not believe it is necessary for us to include a risk factor in our filings that addresses the possibility that we may have REIT taxable income in excess of income from operating activities which would require us to fund distributions from other sources to maintain our qualification as a REIT.

Item 5, Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 31

3.	Please tell us the source of funds used to make your distribution payments in 2008.

COMPANY RESPONSE: Our distribution payments in 2008 were funded entirely from net cash provided by operating activities.

Exhibit 10.13

4.	We note that Exhibit 10.13, the Safari Ventures credit agreement dated August 7, 2007, only lists and does not include the exhibits and schedules listed on pages ix and x. Please refer to Item 601(b)(10) of Regulations S-K and tell us why you have not included in the listed exhibits and schedules to the credit agreement.

COMPANY RESPONSE: As discussed telephonically with the Staff, we will include the exhibits and schedules to the Safari credit agreement as part of our quarterly report on Form 10-Q for the three month period ended June 30, 2009, with the exception of the two sets of schedules described below. These schedules contain information no longer relevant to the Company and may be confusing to investors.

•

Schedules 6.20 and 6.20(d), which describe the status of a Notice of Violation, dated March 13, 2007, received from the Virginia Department of Environmental Quality (“VDEQ”). The Company disclosed in several of its periodic reports this notice, and the material terms of a consent order entered into with VDEQ on August 4, 2008 were described in the Company’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2008, and filed on August 8, 2008. These schedules summarized the Company’s view at the time regarding the expected outcome, which no longer is relevant since the final outcome was subsequently disclosed and therefore would be potentially confusing to investors.

•

Schedule 7.24, which shows a series of wire diagrams of the organizational structure of the Company’s predecessors prior to the time of its October 2007 initial public offering (the “IPO”). Also, there are two wire diagrams that include descriptions of the various formation transactions leading up to the IPO and set forth the Company’s organization structure at the time of its IPO. These formation transactions are no longer relevant to the Company’s operations.

Exhibits 31.1 and 31.2

5.	We note that it appears you are required to comply with Items 308(a) and 308(b) of Regulations S-K. However, you continue to omit the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting in your certifications in Form 10-K, and the introductory language in paragraph 4 referring to internal control over financial reporting in your certifications in Form 10-Q for the period ended March 31, 2009. Please either amend your Form 10-K and Form 10-Q to include corrected certifications, or tell us why the company is not required to include the referenced language. In addition, please include the language “(or persons performing the equivalent functions)” in the introductory language in paragraph 5. Please note that you may file abbreviated amendments that consist of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certifications.

COMPANY RESPONSE: As discussed telephonically with the Staff, we will file abbreviated amendments to the above-referenced annual report on Form 10-K and quarterly report on Form 10-Q which will include corrected certifications.

Schedule 14A filed April 3, 2009

Short-Term Cash Compensation, page 21

6.	We note that Messrs. Foster, Wetzel, and Montfort received short-term cash compensation. Please tell us if the financial performance considerations were based on predetermined goals. If so, please describe and quantify those goals, explain how they were measured, and discuss how actual performance compared to the goals. Confirm that you will provide similar disclosure in future filings.

COMPANY RESPONSE: We respectfully submit that the 2008 short-term cash compensation received by Messrs. Foster, Wetzel and Montfort were not based on predetermined financial performance goals. Our 2009 short-term incentive compensation plan includes predetermined financial performance goals as one of the performance criteria. To the extent that any future short-term cash compensation payouts are based on predetermined goals, in the applicable future filings we will describe and quantify those goals, explain how they were measured, and discuss how actual performance compared to the goals.

*****

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 728-0044 x171 in connection with questions or comments concerning the above responses. Thank you for your attention to this matter.

Very truly yours,

/s/ Jeffrey H. Foster

Jeffrey H. Foster

Chief Accounting Officer